Exhibit 2

2018 SECOND QUARTER RESULTS    Stock Listing Information Colombian Stock Exchange S.A. Ticker: CLH    Investor Relations Pablo Gutiérrez +57 (1) 603-9051 E-mail: pabloantonio.gutierrez@cemex.com

OPERATING AND FINANCIAL HIGHLIGHTS

	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
Consolidated cement volume	3,331	3,643	(9%)	1,638	1,810	(10%)
Consolidated domestic gray cement volume	2,905	3,185	(9%)	1,442	1,571	(8%)
Consolidated ready-mix volume	1,287	1,475	(13%)	616	719	(14%)
Consolidated aggregates volume	3,235	3,538	(9%)	1,558	1,775	(12%)
Net sales	572	626	(9%)	280	305	(8%)
Gross profit	233	281	(17%)	108	130	(17%)
as % of net sales	40.7%	44.8%	(4.1pp)	38.7%	42.6%	(3.9pp)
Operating earnings before other expenses, net	88	129	(32%)	42	55	(25%)
as % of net sales	15.4%	20.6%	(5.2pp)	14.9%	18.1%	(3.2pp)
Controlling interest net income (loss)	34	51	(34%)	4	16	(77%)
Operating EBITDA	128	170	(25%)	62	76	(19%)
as % of net sales	22.3%	27.1%	(4.8pp)	22.0%	25.0%	(3.0pp)
Free cash flow after maintenance capital expenditures	18	58	(69%)	47	41	14%
Free cash flow	17	30	(44%)	46	29	60%
Net debt	856	897	(5%)	856	897	(5%)
Total debt	895	936	(4%)	895	936	(4%)
Earnings of continuing operations per share	0.06	0.10	(37%)	0.01	0.03	(80%)
Shares outstanding at end of period	557	557	0%	557	557	0%
Employees	4,298	4,518	(5%)	4,298	4,518	(5%)

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of US dollars, except volumes, percentages, employees, and per-share amounts.
Shares outstanding are presented in millions.

Consolidated net sales during the second quarter of 2018 declined by 8% compared to those in the second quarter of 2017. The decline is mainly due to lower volumes from our operations in Colombia, Panama and Nicaragua.

Cost of sales as a percentage of net sales during the second quarter increased by 3.9pp from 57.4% to 61.3%, on a year-over-year basis.

Operating expenses as a percentage of net sales during the quarter declined by 0.7pp from 24.5% to 23.8%, compared to those of the same period of 2017.

Operating EBITDA during the second quarter of 2018 declined by 19% compared to that of the second quarter of 2017. The decline is mainly explained by lower contributions from Colombia, Panama and Rest of CLH, partially offset by better results in Costa Rica.

Operating EBITDA margin during the second quarter of 2018 declined by 3.0pp, compared to that in the second quarter of 2017.

Controlling interest net income during the second quarter of 2018 reached US$4 million, compared to US$16 million in the same quarter of 2017.

Total debt decreased by US$40 million during the quarter, reaching US$895 million.

2018 Second Quarter Results Page 2

OPERATING RESULTS

CEMEX LatAm Holdings

Colombia

	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	265	291	(9%)	129	135	(5%)
Operating EBITDA	46	60	(23%)	22	23	(4%)
Operating EBITDA margin	17.5%	20.8%	(3.3pp)	16.8%	16.7%	0.1pp

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(10%)	(9%)	(14%)	(11%)	(14%)	(13%)
Price (USD)	3%	8%	3%	5%	(0%)	1%
Price (local currency)	(0%)	4%	0%	2%	(3%)	(2%)

Year-over-year percentage variation.

In Colombia, during the second quarter our domestic gray cement, ready-mix and aggregates volumes declined by 9%, 11%, and 13%, respectively, compared to those in the second quarter of 2017. For the first six months of the year, our domestic gray cement, ready-mix and aggregates volumes decreased by 10%, 14%, and 14%, respectively, compared to those in the same period of 2017.

The persistent weakness in construction activity, as well as the uncertainty around the June presidential elections, affected cement consumption during the first semester. We estimate that daily national cement consumption, including imports, declined by 3% during the first semester and by 1.5% during the second quarter of 2018. Our focus on pricing combined led to an underperformance of our cement volumes versus those of the industry.

Our cement prices during the quarter continued their upward trajectory since July of last year. Since then, we have implemented 4 prices increases in bagged-cement and 1 price increase in bulk-cement. Our prices point-to-point July 2017 to June 2018, were 8% and 11% higher in local-currency and in dollar-terms, respectively.

Panama

	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	111	141	(21%)	50	72	(30%)
Operating EBITDA	35	58	(40%)	14	27	(46%)
Operating EBITDA margin	31.1%	41.0%	(9.9pp)	28.8%	37.7%	(8.9pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(22%)	(26%)	(23%)	(36%)	(4%)	(13%)
Price (USD)	(0%)	(0%)	(8%)	(10%)	(5%)	(4%)
Price (local currency)	(0%)	(0%)	(8%)	(10%)	(5%)	(4%)

Year-over-year percentage variation.

In Panama during the second quarter our domestic gray cement, ready-mix and aggregates volumes decreased by 26%, 36%, and 13%, respectively, compared to those in the second quarter of 2017. For the first half of 2018, our domestic gray cement, ready-mix and aggregates volumes declined by 22%, 23%, and 4%, respectively, compared to those in the first half of 2017.

Our estimates indicate that industry volumes during the quarter declined by 23%, mainly due to the strike, which impacted heavily across all sectors, but particularly the infrastructure sector. Due to our higher share in infrastructure projects, our cement and ready-mix volumes during the second quarter declined by 26% and 36%, respectively. From the 26% cement-volume decline, about 16% was due to the strike and the rest to subdued construction activity.

2018 Second Quarter Results Page 3

OPERATING RESULTS

Costa Rica

	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	79	77	3%	43	39	10%
Operating EBITDA	25	27	(6%)	16	15	6%
Operating EBITDA margin	32.1%	35.3%	(3.2pp)	36.6%	38.1%	(1.5pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	11%	18%	20%	29%	4%	(11%)
Price (USD)	2%	4%	(1%)	1%	(8%)	10%
Price (local currency)	2%	3%	(1%)	(0%)	(8%)	9%

Year-over-year percentage variation.

In Costa Rica, during the second quarter our domestic gray cement and ready-mix volumes increased by 18% and 29%, respectively, while our aggregates volumes declined by 11%, compared to those in the second quarter of 2017. For the first six months of the year our domestic gray cement, ready-mix and aggregates volumes increased by 11%, 20% and 4%, respectively, compared to those of the same period of 2017.

Our volumes benefited during the quarter from our participation in big projects like the new building for the parliament and *Oxígeno*, as well as to our value-added offers for the industrial segment.

Regarding pricing of our products, quarterly cement and ready-mix prices increased by 2% and 3%, respectively, on a sequential basis. The improvement in cement reflects our price increase made in February, while the improvement in ready-mix reflects a favorable project-mix, as well as the impact of services and surcharges.

Rest of CLH

	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
Net sales	124	132	(6%)	61	66	(8%)
Operating EBITDA	41	48	(16%)	19	24	(18%)
Operating EBITDA margin	32.8%	36.5%	(3.7pp)	31.5%	35.5%	(4.0pp)

In millions of US dollars, except percentages.

	Domestic gray cement		Ready-Mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(6%)	(5%)	3%	(11%)	12%	(5%)
Price (USD)	(1%)	(2%)	(1%)	(1%)	(7%)	(8%)
Price (local currency)	2%	1%	1%	1%	(3%)	(3%)

Year-over-year percentage variation.

In the Rest of CLH, region which includes our operations in Nicaragua, Guatemala and El Salvador, during the second quarter our domestic gray cement, ready-mix and aggregates volumes declined by 5%, 11%, and 5%, respectively, compared to those in the second quarter of 2017. During the first half of the year, our domestic gray cement decreased by 6%, while our ready-mix and aggregates volumes increased by 3% and 12%, respectively, compared to those in the same period of 2017.

In Nicaragua, our cement volumes were affected by the political unrest that started in mid-April and has intensified since then. This crisis has led to generalized uncertainty and most private investment has been halted, affecting particularly the tourism and commercial sectors. In the construction sector, projects funded by the private sector have been suspended. In contrast, the government has the intention to continue already-funded infrastructure projects.

With regards to Guatemala, our cement and ready-mix volumes reached quarterly record levels in both businesses. The residential and the industrial-and-commercial sectors were the main drivers of demand during the quarter mainly due to vertical-housing projects and shopping malls in Guatemala City.

2018 Second Quarter Results Page 4

OPERATING EBITDA, FREE CASH FLOW AND DEBT RELATED INFORMATION

Operating EBITDA and free cash flow

	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
Operating earnings before other expenses, net	**88**	**129**	**(32%)**	**42**	**55**	**(25%)**
+ Depreciation and operating amortization	40	41		20	21	
Operating EBITDA	**128**	**170**	**(25%)**	**62**	**76**	**(19%)**
- Net financial expense	29	32		14	15	
- Capital expenditures for maintenance	15	23		9	13	
- Change in working Capital	10	(13)		(23)	(36)	
- Taxes paid	25	65		13	43	
- Other cash items (Net)	28	2		2	(2)	
- Free cash flow discontinued operations	3	4		(0)	3	
Free cash flow after maintenance capital exp	**18**	**58**	**(69%)**	**47**	**41**	**14%**
- Strategic Capital expenditures	1	28		0	12	
Free cash flow	**17**	**30**	**(44%)**	**46**	**29**	**60%**

In millions of US dollars, except percentages.

Information on Debt

	Second Quarter			First Quarter
	2018	2017	% var	2018
Total debt [1, 2]	**895**	**936**		**935**
Short term	23%	2%		36%
Long term	77%	98%		64%
Cash and cash equivalents	39	39	1%	32
Net debt	**856**	**897**	**(5%)**	**903**

	Second Quarter	
	2018	2017
Currency denomination		
U.S. dollar	98%	98%
Colombian peso	2%	2%
Interest rate		
Fixed	62%	66%
Variable	38%	34%

In millions of US dollars, except percentages.

[1] Includes capital leases, in accordance with International Financial Reporting Standards (IFRS).

[2] Represents the consolidated balances of CLH and subsidiaries.

2018 Second Quarter Results Page 5

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries
in thousands of U.S. Dollars, except per share amounts

	January - June			Second Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	571,903	626,470	(9%)	280,018	305,109	(8%)
Cost of sales	(339,398)	(345,838)	2%	(171,741)	(175,100)	2%
Gross profit	**232,505**	**280,632**	**(17%)**	**108,277**	**130,009**	**(17%)**
Operating expenses	(144,350)	(151,823)	5%	(66,599)	(74,673)	11%
Operating earnings before other expenses, net	**88,155**	**128,809**	**(32%)**	**41,678**	**55,336**	**(25%)**
Other expenses, net	(6,026)	(1,464)	(312%)	(4,668)	836	n/a
Operating earnings	**82,129**	**127,345**	**(36%)**	**37,010**	**56,172**	**(34%)**
Financial expenses	(29,154)	(32,123)	9%	(14,408)	(15,481)	7%
Other income (expenses), net	4,985	(8,305)	n/a	(13,774)	(13,076)	(5%)
Net income before income taxes	**57,960**	**86,917**	**(33%)**	**8,828**	**27,615**	**(68%)**
Income tax	(23,555)	(32,119)	27%	(5,339)	(10,044)	47%
Profit of continuing operations	34,405	54,798	(37%)	3,489	17,571	(80%)
Discontinued operations	(724)	(3,477)	79%	134	(1,785)	0%
Consolidated net income	**33,681**	**51,321**	**(34%)**	**3,623**	**15,786**	**(77%)**
Non-controlling Interest Net Income	(79)	(190)	58%	(11)	(76)	85%
Controlling Interest Net Income	**33,602**	**51,131**	**(34%)**	**3,612**	**15,710**	**(77%)**
Operating EBITDA	**127,723**	**169,898**	**(25%)**	**61,577**	**76,353**	**(19%)**
Earnings of continued operations per share	**0.06**	**0.10**	**(37%)**	**0.01**	**0.03**	**(80%)**
Earnings of discontinued operations per share	**(0.00)**	**0.00**	**n/a**	**0.00**	**0.00**	**n/a**

	as of June 30		
BALANCE SHEET	2018	2017	% var
Total Assets	**3,247,497**	**3,315,647**	**(2%)**
Cash and Temporary Investments	39,222	38,954	1%
Trade Accounts Receivables	112,400	112,944	(0%)
Other Receivables	54,224	59,345	(9%)
Inventories	84,454	76,823	10%
Assets held for sale	54,519	0	n/a
Other Current Assets	30,372	18,603	63%
Current Assets	375,191	306,669	22%
Fixed Assets	1,234,913	1,241,541	(1%)
Other Assets	1,637,393	1,767,437	(7%)
Total Liabilities	**1,681,901**	**1,809,908**	**(7%)**
Current Liabilities	535,596	355,778	51%
Long-Term Liabilities	1,131,463	1,438,135	(21%)
Other Liabilities	14,842	15,995	(7%)
Consolidated Stockholders' Equity	**1,565,596**	**1,505,739**	**4%**
Non-controlling Interest	6,367	4,961	28%
Stockholders' Equity Attributable to Controlling Interest	1,559,229	1,500,778	4%

2018 Second Quarter Results

Page 6

OPERATING RESULTS

Income statement & balance sheet

CEMEX Latam Holdings, S.A. and Subsidiaries

in millions of Colombian Pesos in nominal terms, except per share amounts

	January - June			Second Quarter		
INCOME STATEMENT	2018	2017	% var	2018	2017	% var
Net sales	1,629,632	1,839,704	(11%)	804,247	905,821	(11%)
Cost of sales	(967,112)	(1,015,594)	5%	(493,261)	(519,845)	5%
Gross profit	**662,520**	**824,110**	**(20%)**	**310,986**	**385,976**	**(19%)**
Operating expenses	(411,324)	(445,847)	8%	(191,283)	(221,694)	14%
Operating earnings before other expenses, net	**251,196**	**378,263**	**(34%)**	**119,703**	**164,282**	**(27%)**
Other expenses, net	(17,170)	(4,300)	(299%)	(13,406)	2,483	n/a
Operating earnings	**234,026**	**373,963**	**(37%)**	**106,297**	**166,765**	**(36%)**
Financial expenses	(83,073)	(94,332)	12%	(41,383)	(45,961)	10%
Other income (expenses), net	14,204	(24,390)	n/a	(39,562)	(38,821)	(2%)
Net income before income taxes	**165,157**	**255,241**	**(35%)**	**25,352**	**81,983**	**(69%)**
Income tax	(67,121)	(94,319)	29%	(15,330)	(29,818)	49%
Profit of continuing operations	98,036	160,922	(39%)	10,022	52,165	(81%)
Discontinued operations	(2,062)	(10,212)	80%	384	(5,300)	n/a
Consolidated net income	**95,974**	**150,710**	**(36%)**	**10,406**	**46,865**	**(78%)**
Non-controlling Interest Net Income	(226)	(557)	59%	(32)	(225)	86%
Controlling Interest Net Income	**95,748**	**150,153**	**(36%)**	**10,374**	**46,640**	**(78%)**
Operating EBITDA	**363,945**	**498,925**	**(27%)**	**176,856**	**226,679**	**(22%)**
Earnings of continued operations per share	**176**	**289**	**(39%)**	**18**	**94**	**(81%)**
Earnings of discontinued operations per share	**(4)**	**(18)**	**(80%)**	**1**	**(10)**	**n/a**

	as of June 30		
BALANCE SHEET	2018	2017	% var
Total Assets	**9,517,763**	**10,073,795**	**(6%)**
Cash and Temporary Investments	114,952	118,353	(3%)
Trade Accounts Receivables	329,423	343,153	(4%)
Other Receivables	158,920	180,306	(12%)
Inventories	247,518	233,407	6%
Assets held for sale	159,783	0	n/a
Other Current Assets	89,015	56,521	57%
Current Assets	1,099,611	931,740	18%
Fixed Assets	3,619,284	3,772,124	(4%)
Other Assets	4,798,868	5,369,931	(11%)
Total Liabilities	**4,929,314**	**5,498,970**	**(10%)**
Current Liabilities	1,569,724	1,080,945	45%
Long-Term Liabilities	3,316,092	4,369,429	(24%)
Other Liabilities	43,498	48,596	(10%)
Consolidated Stockholders' Equity	**4,588,449**	**4,574,825**	**0%**
Non-controlling Interest	18,661	15,071	24%
Stockholders' Equity Attributable to Controlling Interest	4,569,788	4,559,754	0%

2018 Second Quarter Results Page 7

OPERATING RESULTS

Operating Summary per Country

in thousands of U.S. dollars
Operating EBITDA margin as a percentage of net sales

	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
NET SALES						
Colombia	264,975	290,518	(9%)	128,832	135,351	(5%)
Panama	111,480	141,200	(21%)	50,184	71,594	(30%)
Costa Rica	78,931	76,563	3%	43,232	39,135	10%
Rest of CLH	124,002	131,889	(6%)	61,138	66,183	(8%)
Others and intercompany eliminations	(7,485)	(13,700)	45%	(3,368)	(7,154)	53%
TOTAL	**571,903**	**626,470**	**(9%)**	**280,018**	**305,109**	**(8%)**
GROSS PROFIT						
Colombia	99,171	111,320	(11%)	47,038	47,131	(0%)
Panama	44,800	65,555	(32%)	19,595	30,767	(36%)
Costa Rica	35,034	35,452	(1%)	20,877	19,218	9%
Rest of CLH	52,472	59,259	(11%)	24,880	28,649	(13%)
Others and intercompany eliminations	1,028	9,046	(89%)	(4,112)	4,242	N/A
TOTAL	**232,505**	**280,632**	**(17%)**	**108,278**	**130,008**	**(17%)**
OPERATING EARNINGS BEFORE OTHER EXPENSES, NET						
Colombia	32,467	46,361	(30%)	14,526	15,550	(7%)
Panama	27,063	48,748	(44%)	10,587	22,524	(53%)
Costa Rica	22,916	24,500	(6%)	14,603	13,644	7%
Rest of CLH	37,257	45,264	(18%)	17,523	21,905	(20%)
Others and intercompany eliminations	(31,548)	(36,064)	13%	(15,562)	(18,286)	15%
TOTAL	**88,155**	**128,809**	**(32%)**	**41,677**	**55,337**	**(25%)**
OPERATING EBITDA						
Colombia	46,448	60,364	(23%)	21,668	22,654	(4%)
Panama	34,693	57,827	(40%)	14,431	26,959	(46%)
Costa Rica	25,349	27,008	(6%)	15,825	14,895	6%
Rest of CLH	40,646	48,170	(16%)	19,253	23,522	(18%)
Others and intercompany eliminations	(19,413)	(23,471)	17%	(9,600)	(11,677)	18%
TOTAL	**127,723**	**169,898**	**(25%)**	**61,577**	**76,353**	**(19%)**
OPERATING EBITDA MARGIN						
Colombia	17.5%	20.8%		16.8%	16.7%	
Panama	31.1%	41.0%		28.8%	37.7%	
Costa Rica	32.1%	35.3%		36.6%	38.1%	
Rest of CLH	32.8%	36.5%		31.5%	35.5%	
TOTAL	**22.3%**	**27.1%**		**22.0%**	**25.0%**	

2018 Second Quarter Results Page 8

OPERATING RESULTS

Volume Summary

Consolidated volume summary

Cement and aggregates in thousands of metric tons
Ready mix in thousands of cubic meters

	January - June			Second Quarter		
	2018	2017	% var	2018	2017	% var
Total cement volume [1]	3,331	3,643	(9%)	1,638	1,810	(10%)
Total domestic gray cement volume	2,905	3,185	(9%)	1,442	1,571	(8%)
Total ready-mix volume	1,287	1,475	(13%)	616	719	(14%)
Total aggregates volume	3,235	3,538	(9%)	1,558	1,775	(12%)

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

Per-country volume summary

	January - June 2018 vs. 2017	Second Quarter 2018 vs. 2017	Second Quarter 2018 vs. First Quarter 2018
DOMESTIC GRAY CEMENT			
Colombia	(10%)	(9%)	(2%)
Panama	(22%)	(26%)	(9%)
Costa Rica	11%	18%	14%
Rest of CLH	(6%)	(5%)	(3%)
READY-MIX			
Colombia	(14%)	(11%)	(4%)
Panama	(23%)	(36%)	(30%)
Costa Rica	20%	29%	19%
Rest of CLH	3%	(11%)	(8%)
AGGREGATES			
Colombia	(14%)	(13%)	(10%)
Panama	(4%)	(13%)	(16%)
Costa Rica	4%	(11%)	18%
Rest of CLH	12%	(5%)	4%

2018 Second Quarter Results Page 9

OPERATING RESULTS

CEMEX LatAm Holdings

Price Summary

Variation in U.S. dollars

	January - June 2018 vs. 2017	Second Quarter 2018 vs. 2017	Second Quarter 2018 vs. First Quarter 2018
DOMESTIC GRAY CEMENT			
Colombia	3%	8%	(1%)
Panama	(0%)	(0%)	(0%)
Costa Rica	2%	4%	2%
Rest of CLH	(1%)	(2%)	(1%)
READY-MIX			
Colombia	3%	5%	(2%)
Panama	(8%)	(10%)	(4%)
Costa Rica	(1%)	1%	3%
Rest of CLH	(1%)	(1%)	0%
AGGREGATES			
Colombia	(0%)	1%	3%
Panama	(5%)	(4%)	(1%)
Costa Rica	(8%)	10%	5%
Rest of CLH	(7%)	(8%)	(6%)

For Rest of CLH, volume-weighted average prices.

Variation in local currency

	January - June 2018 vs. 2017	Second Quarter 2018 vs. 2017	Second Quarter 2018 vs. First Quarter 2018
DOMESTIC GRAY CEMENT			
Colombia	(0%)	4%	1%
Panama	(0%)	(0%)	(0%)
Costa Rica	2%	3%	2%
Rest of CLH	2%	1%	(0%)
READY-MIX			
Colombia	0%	2%	(0%)
Panama	(8%)	(10%)	(4%)
Costa Rica	(1%)	(0%)	3%
Rest of CLH	1%	1%	1%
AGGREGATES			
Colombia	(3%)	(2%)	4%
Panama	(5%)	(4%)	(1%)
Costa Rica	(8%)	9%	5%
Rest of CLH	(3%)	(3%)	(5%)

For Rest of CLH, volume-weighted average prices.

2018 Second Quarter Results

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OTHER ACTIVITIES AND INFORMATION Information related to the Maceo Project xxxxxxxxxxxxxxxxx xxxx xxxxxxxxxxxxx xxxxxxxxxxxxxx xxxxxxxx xxxxxxxxxxxxx xxxxx xxxxxxxx xxxxxxxx xxxx xxxxxxxxxx xxxxxxxxxx xxxxxxxxxx xxxxxxxxxxxxxx In July 2013, CEMEX Colombia had entered into a five-year lease agreement xxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxx with a depository that had been designated by the Colombian National xxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxx xxxxxxxxx Narcotics Directorate (Dirección Nacional de Estupefacientes) (the xxxxxxx xxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx “CNND”) with respect to the assets in Maceo Colombia affected by the xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxx expiration of property proceeding. The Colombian Administrator of Special xxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxx xxxxx xxxxxxxxxx xxxxx xxxxxxxxxxxxxx Assets (Sociedad de Activos Especiales S.A.S) (the “SAE”) assumed the xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx functions of the CNND after the CNND’s liquidation. x The lease agreement, along with an accompanying governmental mandate, authorized CEMEX Colombia to continue the work necessary for the construction and operation of the Maceo Project during the expiration of property proceeding. The Lease Agreement had a natural term until July 15, 2018.    Notwithstanding the expiry of the natural term of Lease Agreement, CEMEX Colombia believes the Lease Agreement has the benefit of a renewal prerogative that operates pursuant to the Lease Agreement’s terms and conditions and by operation of law, and that it is also entitled to continue using the Maceo assets pursuant to the terms of the accompanying mandate until the conclusion of the expiration of property proceeding. Even though the SAE questions the validity of the documents signed with the CNND, the SAE and CEMEX Colombia continue to work on a long-term framework that would allow the Maceo plant to be commissioned while the expiration of property proceedings are resolved.    2018 Second Quarter Results                Page 11

DEFINITIONS OF TERMS AND DISCLOSURES

Methodology for translation and presentation of results

Under IFRS, CLH reports its consolidated results in its functional currency, which is the US Dollar, by translating the financial statements of foreign subsidiaries using the corresponding exchange rate at the reporting date for the balance sheet and the corresponding exchange rates at the end of each month for the income statement.

For the reader's convenience, Colombian peso amounts for the consolidated entity are calculated by converting the US dollar amounts using the closing COP/US$ exchange rate at the reporting date for balance sheet purposes, and the average COP/US$ exchange rate for the corresponding period for income statement purposes. The exchange rates are provided below.

Per-country/region selected financial information of the income statement is presented before corporate charges and royalties which are included under "other and intercompany eliminations."

Discontinued operations and assets held for sale

On May 24, 2018, by means of one of its subsidiaries, CEMEX Latam entered into binding agreements with Votorantim Cimentos N/NE S.A. ("Votorantim") for the sale of the Company's operations in Brazil, which comprise a water cement distribution terminal located in Manaus, Amazonas state and its operating license. The transaction, which is subject to authorization by the authorities, is expected to be completed during the fourth quarter of 2018. The selling price is approximately US$30 million subject to working capital adjustments. CEMEX Latam's operations in Brazil for the six-month periods ended June 30, 2018 and 2017 were reclassified and reported net of tax in the single line item "Discontinued Operations".

Moreover, in addition to assets held for sale presented in the condensed statement of financial position of $54,519 related to CEMEX Latam´s Brazilian operations, current liabilities of $535,596, include $20,584 of liabilities directly related with the Brazilian assets held for sale.

The following table presents condensed combined information of the income statements of CEMEX Latam discontinued operations in its operating segment in Brazil for the six-month periods ended June 30, 2018 and 2017:

INCOME STATEMENT	Jan-Jun		Second Quarter	
(Millions of dollars)	2018	2017	2018	2017
Sales	17.7	16.3	8.6	9.0
Cost of sales and operating exp.	(18.5)	(20.5)	(8.4)	(11.2)
Other expenses, net	(0.1)	-	(0.0)	-
Interest expense, net and others	(0.1)	0.1	(0.1)	0.1
Income (loss) before income tax	(0.9)	(4.1)	(0.0)	(2.1)
Income tax	0.2	0.6	0.1	0.3
Net loss of discontinued operations	(0.7)	(3.5)	0.1	(1.8)

Consolidated financial information

When reference is made to consolidated financial information means the financial information of CLH together with its consolidated subsidiaries.

Presentation of financial and operating information

Individual information is provided for Colombia, Panama and Costa Rica.

Countries in Rest of CLH include Nicaragua, Guatemala and El Salvador.

Exchange rates

	January - June		January - June		Second Quarter	
	2018 EoP	2017 EoP	2018 average	2017 average	2018 average	2017 average
Colombian peso	2,930.80	3,038.26	2,849.49	2,936.62	2,872.13	2,968.84
Panama balboa	1.00	1.00	1.00	1.00	1.00	1.00
Costa Rica colon	570.08	579.87	570.26	571.27	569.05	576.90
Euro	1.14	1.11	1.09	1.11	1.12	1.12

Amounts provided in units of local currency per US dollar.

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DEFINITIONS OF TERMS AND DISCLOSURES Definition of terms    Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).    Maintenance capital expenditures investments incurred for ensuring    CLH’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or internal policies. Net debt equals total debt minus cash and cash equivalents.    Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization. pp equals percentage points. EoP equals End of Period. Strategic capital expenditures investments incurred with the purpose of increasing CLH’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs. Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables. 2018 Second Quarter Results                Page 13